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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

NBC INTERNET, INC.
(Name of the Issuer)

NBC INTERNET, INC.
NATIONAL BROADCASTING COMPANY, INC.
RAINWATER ACQUISITION CORP.
GE INVESTMENTS SUBSIDIARY, INC.
(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

62983D-10-5
(CUSIP Number of Class of Securities)

ANDREW M. JACOBSON NBC INTERNET, INC. 225 BUSH STREET SAN FRANCISCO, CALIFORNIA 92673 (415) 375-5000	ELIZABETH A. NEWELL NATIONAL BROADCASTING COMPANY, INC. 30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10012 (212) 664-3307

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of
Person(s) Filing Statement)

Copies to:

MICHAEL J. KENNEDY, ESQ. STEVE L. CAMAHORT, ESQ. WILSON SONSINI GOODRICH & ROSATI PROFESSIONAL CORPORATION ONE MARKET SPEAR TOWER, SUITE 3300 SAN FRANCISCO, CALIFORNIA 94105 (415) 947-2000	RICHARD CAPELOUTO, ESQ. SIMPSON THACHER & BARTLETT 3330 HILLVIEW AVENUE PALO ALTO, CALIFORNIA 94304 (650) 251-5000

This statement is filed in connection with (check the appropriate box):

a.	/x/	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	/ /	The filing of a registration statement under the Securities Act of 1933.
c.	/ /	A tender offer.
d.	/ /	None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

   Check the following box if the filing is a final amendment reposting the results of the transaction: / /

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee

$86,067,495	$17,190.00

(1)	For purposes of calculation of the filing fee only. This amount is based upon an Agreement of Merger and Plan of Liquidation and Dissolution pursuant to which (i) 39,108,951 shares of Class A common stock, par value $0.0001, of NBC Internet, Inc. (the "Class A Stock") will be canceled and a liquidating distribution of $2.19 in cash per share will be made to the holders of the Class A Stock and (ii) 191,275 shares of Class A Stock subject to options will be canceled and an aggregate liquidating distribution of $418,893 will be made to the holders thereof. Pursuant to, and as provided by, Rule 0-11 under the Securities Exchange Act of 1934, as amended, the amount required to be paid with the filing of this Schedule 13E-3 is $17,190.00.
/x/	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $17,190.00	Filing Party: NBC Internet, Inc.
Form, Schedule or Registration No: Schedule 14A	Date Filed: May 3, 2001

INTRODUCTION

    This Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed jointly by (i) NBC Internet, Inc., a Delaware corporation (the "Subject Company"); (ii) National Broadcasting Company, Inc., a Delaware corporation ("NBC"); (iii) Rainwater Acquisition Corp., a Delaware corporation ("Rainwater"); and (iv) GE Investments Subsidiary, Inc., a Delaware corporation ("GE Investments"). This Transaction Statement relates to an Agreement of Merger and Plan of Liquidation and Dissolution, dated as of April 8, 2001, by and among the Subject Company, NBC and Rainwater (the "Agreement"), pursuant to which, subject to stockholder approvals and other conditions set forth in the Agreement, Rainwater will be merged with and into the Subject Company (the "Merger") after which time NBC will own the sole equity interest in the Subject Company and the Subject Company will liquidate and dissolve itself (the "Liquidation").

    At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Class A Common Stock, par value $0.0001 per share, of the Subject Company (the "Class A Stock") will be converted into the right to receive $2.19 in cash (without interest thereon) in an initial liquidating distribution, other than (i) shares of Class A Stock owned by the Subject Company or its subsidiaries, (ii) shares of Class A Stock held in treasury and (iii) shares of Class A Stock held by stockholders who properly perfect their dissenters' rights of appraisal. In addition, 191,275 shares of Class A Stock subject to options will be canceled and an aggregate liquidating distribution of $418,893 will be paid to the holders thereof.

    Concurrently with the filing of this Transaction Statement, the Subject Company is filing under Regulation 14A of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Securities and Exchange Commission thereunder (the "Exchange Act"), a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to which the stockholders of the Subject Company will be given notice of a special meeting and will be asked to vote with respect to the adoption of the Agreement and the approval of the Merger and the Liquidation.

    A copy of the Proxy Statement is attached to this Transaction Statement as Exhibit (a)(i). The information set forth in the Proxy Statement, including all exhibits and appendices thereto, is hereby expressly incorporated by reference in this Transaction Statement. The information required to be disclosed in this Transaction Statement by Schedule 13E-3, including the applicable sections of Regulation M-A under the Exchange Act, is disclosed in the Proxy Statement and the exhibits and appendices thereto. The Proxy Statement is in preliminary form and is subject to completion and amendment.

    All information contained in this Transaction Statement concerning the Subject Company and its subsidiaries has been supplied by the Subject Company, and all information concerning NBC, Rainwater, GE Investments and their affiliates has been supplied by NBC.

Item 16 of Schedule 13E-3. Exhibits.

    Item 1016 of Regulation M-A.

(a)(i)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on the date hereof.
(a)(ii)	Form of letter from the Subject Company to the stockholders of the Subject Company (incorporated by reference to the Proxy Statement).
(a)(iii)	Form of proxy card (incorporated by reference to the Proxy Statement).
(a)(iv)	Press release dated April 9, 2001.(1)
(a)(v)	Preliminary communication filed by the Subject Company pursuant to Rule 14a-12 on April 10, 2001.(2)
(c)(i)
Consent of Dresdner Kleinwort Wasserstein dated May 1, 2001 to the use of its opinion dated April 8, 2001 in the Proxy Statement and the filing of the materials presented by it to the Class A Directors of the Subject Company on April 8, 2001 with this Transaction Statement.
(c)(ii)	Opinion of Dresdner Kleinwort Wasserstein dated April 8, 2001 (incorporated by reference to Appendix C to the Proxy Statement).
(c)(iii)	Materials presented by Dresdner Kleinwort Wasserstein to the Class A Directors of the Subject Company on April 8, 2001.
(d)(i)	Agreement of Merger and Plan of Liquidation and Dissolution, dated as of April 8, 2001, among the Subject Company, NBC and Rainwater (incorporated by reference to Appendix A to the Proxy Statement).
(d)(ii)	Voting and Right of First Offer Agreement between National Broadcasting Company, Inc. and CNET, Inc.(3)
(d)(iii)	Standstill Agreement between the Subject Company and CNET, Inc.(3)
(d)(iv)	Brand Integration and License Agreement between NBC Multimedia, Inc. and National Broadcasting Company, Inc., dated May 8, 1999.(4)
(d)(v)	Governance and Investor Rights Agreement between the Subject Company and National Broadcasting Company, Inc.(3)
(d)(vi)	Preferred Carriage Agreement by and between CNET, Inc., National Broadcasting Company, Inc., NBC Multimedia, Inc. and Snap! LLC., dated September 30, 1998.(4)
(d)(vii)	Addendum to Preferred Carriage Agreement between CNET, Inc. and Snap! LLC, dated September 30, 1998.(4)
(d)(viii)	Addendum to the Snap Agreements by and among CNET, Inc., National Broadcasting Company, Inc., NBC Multimedia, Inc. and Snap! LLC., dated May 9, 1999.(4)
(d)(ix)	Advertising Agreement between the Subject Company and National Broadcasting Company, Inc.(3)
(d)(x)
Registration Rights Agreement by and among the Subject Company, CNET, Inc., National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Flying Disc Investments Limited Partnership and Chris Kitze.(3)
(d)(xi)	$39,477,953 Subordinated Zero Coupon Convertible Debenture due 2006.(3)
(d)(xii)	$447,416,805 Subordinated Zero Coupon Convertible Debenture due 2006.(3)

(d)(xiii)	$340,000,000 Term Note.(3)
(d)(xiv)	First Amendment to Agreement and Plan of Contribution and Merger dated as of October 20, 1999 by and among the Subject Company, Xoom.com, Inc. CNET, Inc., Snap! LLC and Xenon 3, Inc.(4)
(d)(xv)
Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger dated July 8, 1999 by and among the Subject Company, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon Media Corporation and Xoom.com, Inc.(4)
(d)(xvi)	Agreement and Plan of Contribution and Merger dated as of May 9, 1999 by and among the Subject Company, Xoom.com, Inc., CNET, Inc., Snap! LLC and Xenon 3, Inc.(4)
(d)(xvii)
First Amendment to Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger dated October 20, 1999 by and among the Subject Company, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon Media Corporation and Xoom.com, Inc.(4)
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix B to the Proxy Statement).
(g)	None.
(h)	None.

(1)
Incorporated by reference to Exhbit 99.1 to the Subject Company's Current Report or Form 8-K filed with the Securities and Exchange Commission on April 11, 2001.

(2)
Incorporated by reference to the Subject Company's filing under cover of Schedule 14A on April 10, 2001.

(3)
Incorporated by reference to the Subject Company's Registration Statement on Form S-1 (Registration No. 333-94655) filed with the Securities and Exchange Commission on January 14, 2000.

(4)
Incorporated by reference to the Subject Company's Registration Statement on Form S-4 (Registration No. 333-82639) filed with the Securities and Exchange Commission on July 12, 1999.

SIGNATURES

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2001

NBC Internet, Inc.
By: /s/ Anthony E. Altig Name: Anthony E. Altig Title: Executive Vice President and Chief Financial Officer
National Broadcasting Company, Inc.
By: /s/ Mark W. Begor Name: Mark W. Begor Title: Executive Vice President
Rainwater Acquisition Corp.
By: /s/ Mark W. Begor Name: Mark W. Begor Title: President
GE Investments Subsidiary, Inc.
By: /s/ Robert E. Healing Name: Robert E. Healing Title: Vice President

EXHIBIT INDEX

Exhibit	Description
(a)(i)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on the date hereof.
(a)(ii)	Form of letter from the Subject Company to the stockholders of the Subject Company (incorporated by reference to the Proxy Statement).
(a)(iii)	Form of proxy card (incorporated by reference to the Proxy Statement).
(a)(iv)	Press release dated April 9, 2001.(1)
(a)(v)	Preliminary communication filed by the Subject Company pursuant to Rule 14a-12 on April 10, 2001.(2)
(c)(i)
Consent of Dresdner Kleinwort Wasserstein dated May 1, 2001 to the use of its opinion dated April 8, 2001 in the Proxy Statement and the filing of the materials presented by it to the Class A Directors of the Subject Company on April 8, 2001 with this Transaction Statement.
(c)(ii)	Opinion of Dresdner Kleinwort Wasserstein dated April 8, 2001 (incorporated by reference to Appendix C to the Proxy Statement).
(c)(iii)	Materials presented by Dresdner Kleinwort Wasserstein to the Class A Directors of the Subject Company on April 8, 2001.
(d)(i)	Agreement of Merger and Plan of Liquidation and Dissolution, dated as of April 8, 2001, among the Subject Company, NBC and Rainwater (incorporated by reference to Appendix A to the Proxy Statement).
(d)(ii)	Voting and Right of First Offer Agreement between National Broadcasting Company, Inc. and CNET, Inc.(3)
(d)(iii)	Standstill Agreement between the Subject Company and CNET, Inc.(3)
(d)(iv)	Brand Integration and License Agreement between NBC Multimedia, Inc. and National Broadcasting Company, Inc., dated May 8, 1999(4)
(d)(v)	Governance and Investor Rights Agreement between the Subject Company and National Broadcasting Company, Inc.(3)
(d)(vi)	Preferred Carriage Agreement by and between CNET, Inc., National Broadcasting Company, Inc., NBC Multimedia, Inc. and Snap! LLC., dated September 30, 1998.(4)
(d)(vii)	Addendum to Preferred Carriage Agreement between CNET, Inc. and Snap! LLC, dated September 30, 1998.(4)
(d)(viii)	Addendum to the Snap Agreements by and among CNET, Inc., National Broadcasting Company, Inc., NBC Multimedia, Inc. and Snap! LLC., dated May 9, 1999.(4)
(d)(ix)	Advertising Agreement between the Subject Company and National Broadcasting Company, Inc.(3)
(d)(x)
Registration Rights Agreement by and among the Subject Company, CNET, Inc., National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Flying Disc Investments Limited Partnership and Chris Kitze.(3)
(d)(xi)	$39,477,953 Subordinated Zero Coupon Convertible Debenture due 2006.(3)
(d)(xii)	$447,416,805 Subordinated Zero Coupon Convertible Debenture due 2006.(3)

(d)(xiii)	$340,000,000 Term Note.(3)
(d)(xiv)	First Amendment to Agreement and Plan of Contribution and Merger dated as of October 20, 1999 by and among the Subject Company, Xoom.com, Inc. CNET, Inc., Snap! LLC and Xenon 3, Inc.(4)
(d)(xv)
Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger dated July 8, 1999 by and among the Subject Company, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon Media Corporation and Xoom.com, Inc.(4)
(d)(xvi)	Agreement and Plan of Contribution and Merger dated as of May 9, 1999 by and among the Subject Company, Xoom.com, Inc., CNET, Inc., Snap! LLC and Xenon 3, Inc.(4)
(d)(xvii)
First Amendment to Second Amended and Restated Agreement and Plan of Contribution, Investment and Merger dated October 20, 1999 by and among the Subject Company, National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon Media Corporation and Xoom.com, Inc.(4)
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix B to the Proxy Statement).
(g)	None.
(h)	None.

(1)
Incorporated by reference to Exhbit 99.1 to the Subject Company's Current Report or Form 8-K filed with the Securities and Exchange Commission on April 11, 2001.

(2)
Incorporated by reference to the Subject Company's filing under cover of Schedule 14A on April 10, 2001.

(3)
Incorporated by reference to the Subject Company's Registration Statement on Form S-1 (Registration No. 333-94655) filed with the Securities and Exchange Commission on January 14, 2000.

(4)
Incorporated by reference to the Subject Company's Registration Statement on Form S-4 (Registration No. 333-82639) filed with the Securities and Exchange Commission on July 12, 1999.

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INTRODUCTION
SIGNATURES
EXHIBIT INDEX